UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  APRIL 4, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL'S CELL-CULTURE TECHNOLOGY TO BE PART OF MAJOR U.S. GOVERNMENT INFLUENZA
PANDEMIC VACCINE PROGRAM



LEIDEN, THE NETHERLANDS, APRIL 1, 2005 -Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that its partner sanofi pasteur, the vaccines business of the sanofi-aventis Group, has been awarded a $97 million contract by the U.S. Department of Health and Human Services (HHS). The objective of the contract is to accelerate the licensure in the U.S. of a PER.C6{reg-trade-mark} based cell-culture influenza vaccine and vaccine manufacturing facility. Crucell will be a subcontractor for the program. Terms of the subcontracting agreement between Crucell and sanofi pasteur were not disclosed.

The project is part of the U.S. government's effort to increase influenza vaccine manufacturing capacity in the event of a pandemic or other influenza health emergency.

As a result of the agreement, sanofi pasteur has announced that it will accelerate its PER.C6{reg-trade-mark} influenza vaccine program. At the end of three years, Phase 1 and 2 clinical studies will be completed and Phase 3 will be underway. In addition, sanofi pasteur announced it will deliver to the HHS a feasibility plan for the construction of a U.S.-based and licensed cell-culture production plant for supplying up to 300 million monovalent influenza vaccine doses annually. Under the terms of the contract, sanofi pasteur will accelerate the existing project in order to complete a detailed design approximately two years earlier than originally intended. Sanofi pasteur will entirely refit a vaccine development facility for the project and design and test the process from small to mid-sized industrial scale. Lonza Biologics plc., a biotechnology contract manufacturer and subsidiary of The Lonza Group, will contribute to key activities related to the scale up to very large volumes of PER.C6{reg-trade-mark} cell culture and engineering design of the production facility. The contract does not include the actual construction of the plant.

"We are very pleased that Crucell's PER.C6{reg-trade-mark} cell line will be the platform for creating a new influenza vaccine," commented Crucell's CEO, Ronald Brus.

"Producing sufficient influenza vaccine in case of an influenza pandemic will require a flexible, large-scale manufacturing system that can produce all influenza virus strains," added Dr Jaap Goudsmit, Crucell's Chief Scientific Officer. "We are pleased that the U.S. government selected the PER.C6{reg-trade-mark} production technology as well positioned to meet those requirements."

ABOUT PANDEMIC INFLUENZA
An influenza pandemic has greater potential to cause rapid increases in death and illness than virtually any other natural health threat. A pandemic occurs when there is a major change in the influenza virus resulting in most or all of the world's population being at risk. Three pandemics occurred during the 20th century, the most severe of which, in 1918, caused over 500,000 U.S. deaths and more than 20 million deaths worldwide. Recent outbreaks of human disease and death caused by avian influenza strains in Thailand, The Netherlands and elsewhere around the world highlight the potential of new strains to infect populations. Recent manufacturing issues at Chiron's egg-based influenza vaccine facility during the 2004 influenza season underline the world's vulnerability with currently available products and production facilities.

ABOUT CRUCELL
Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with sanofi pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6{reg-trade-mark} technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6{reg-trade-mark} technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

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For further information please contact:

Crucell N.V.
Leon Kruimer
Chief Financial Officer
Tel. +31 (0)71 524 8722
l.kruimer@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     APRIL 4, 2005                              /s/ LEONARD KRUIMER
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        (Date)                                    Leonard Kruimer
                                               Chief Financial Officer